

05007388



Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



Our reference BB/jcd
Date April 4, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period March 2005 and the Pricing Supplements of March 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

4/20


Rabobank



Latest News

09 March 2005

Rabobank Group satisfied with 2004 annual results

Successful result in moderate economic year
-Net profit 2004 up 12%
-Income up 11%
-Expenses up 8%
-Savings up 9%
-Private sector lending up 7%
-Tier I ratio 11.4

Rabobank Group is highly satisfied with the financial results achieved in the past year. "Despite the uncertain economic recovery, we achieved a successful result", said Bert Heemskerk during this morning's presentation of the 2004 annual results. The net profit of Rabobank Group rose by 12% to EUR 1,536 million, which is in line with the long-term target. The Group performed well in all sectors.

According to Heemskerk, "This handsome result was mainly achieved by a strong growth of total income. Although the interest income was under pressure, total income increased by 11%. Virtually all Group entities reported growth in income."

Heemskerk is positive about 2005. "Barring unforeseen circumstances, I expect we will be able to sustain the upward trend in the long-term development of our results." Rabobank is optimistic about the economic recovery. "I expect the economy to grow further, albeit slightly, with export growth levelling off and a further recovery of domestic spending. Rabobank Group can benefit from this," said Heemskerk.

In 2005, Rabobank will report under International Financial Reporting Standards for the first time.

All related downloads (press release, key figures, presentations).

Full press release (pdf)

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Rabobank

Latest News

09 March 2005

Heemskerk 'optimistic' about economy

Rabobank: accelerate economic recovery

- Argument for easing the financial burden
- Stimulus for infrastructure investments
- Investment programme for sustainable energy

Rabobank supports a government plan aimed at accelerating and reinforcing the economic recovery already underway in the Netherlands. During the presentation of the 2004 annual results, Bert Heemskerk, Chairman of the Executive Board of Rabobank Group, called for measures to stimulate spending:
1. easing the financial burden of Dutch residents by deferring the abolition of the 'Zalmsnip' rebate;
2. additional investment via the Economic Structure Enhancing Fund [Fonds Economische Structuurversterking - FES];
3. an investment programme for sustainable energy.
This set of measures could be funded from the budget surplus to be collected by Minister of Finance, Gerrit Zalm, this year.

"Fortunately, the economy seems to be fairing better again. All around us we see positive developments, as if the business sector is finally emerging from a period of hibernation", said Board Chairman Heemskerk this morning. "However, this recovery could use a helping hand. And in doing so, 'The Hague' would also send out the right signal."

A one-off boost to consumer spending and investment is feasible since the Dutch budget deficit will remain within the permitted margins of the Stability and Growth Pact this year. "I can appreciate the argument for reducing the national debt, especially in order to buffer the government budget to cope with the increasing aging of the population", says Heemskerk. "But if the current recovery is to accelerate, the government would be wise to take action now." This is especially true where simultaneous government measures only serve to increase consumer caution. The government essentially froze its expenditure in 2004 by means of major cost cutting and by shifting the burden to the citizens (e.g. expenditure under the Exceptional

Medical Expenses Compensation Act - AWBZ). Thanks in part to the high oil price and increased taxation revenues, the government income for 2004 and 2005 is considerably higher than forecast.

For this reason, Heemskerk is calling on politicians to use the windfalls to stimulate domestic spending in the Netherlands. Deferring the abolition of the 'Zalmsnip' rebate would cost a mere EUR 325 million, while giving each household an additional amount of over EUR 45 as part compensation for the steep rise in municipal charges.

Heemskerk believes that the government could provide a major boost to the Dutch economy by making an additional contribution to the Economic Structure Enhancing Fund. "By deploying the available (additional) funds sooner, the Dutch knowledge economy and industry in this country would receive a strong stimulus", according to Heemskerk.

Rabobank also wants to raise the profile of investments in sustainable energy. Within Europe, the Netherlands scores poorly in this area. It is not even certain whether the fairly unambitious target of generating 5% of total energy from sustainable sources by 2010 will be met. "Reason enough to raise the level of investment in bio-mass, wind energy and solar power as soon as possible", according to Heemskerk.

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COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1259A

TRANCHE NO: 1

TRY 130,000,000 Zero Coupon Notes 2005 due 3 March 2015

Issue Price: 37.185 per cent.

Banca Profilo S.p.A. | **DZ BANK AG**

Morgan Stanley | **Rabobank International**

UBS Investment Bank

The date of this Pricing Supplement is 1 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1259A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 130,000,000
	(ii)	Tranche:	TRY 130,000,000
5	(i)	Issue Price:	37.185 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	TRY 46,228,000
6	Specified Denominations:		TRY 1,000
7	Issue Date:		3 March 2005
8	Maturity Date:		3 March 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (see item 19 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	10.7 per cent. per annum payable annually in arrear
	(ii)	Day Count Fraction (Condition 1(a)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Early Redemption Amount**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul; "Business Day" includes a TARGET Business Day
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Morgan Stanley & Co. International Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Banca Profilo S.p.A. DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main UBS Limited
	(ii)	Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
	(iii)	Dealer's Commission	1.625 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.625 per cent. and a selling commission of 1.00 per cent.
35	If non-syndicated, name of Dealer:		Not Applicable

36 Additional selling restrictions:

The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

The Republic of Italy

Each Manager has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has further represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "Banking Act"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0213576001
40	Common Code:	021357600

41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	The Notes are currently only eligible for clearing and settlement through Clearstream Banking, société anonyme. The Notes are currently not eligible for clearing or settlement through Euroclear S.A./N.V., as operator of the Euroclear System ("**Euroclear**"). For the avoidance of doubt the Issuer shall be entitled to make an application for interests in the permanent Global Note to be accepted in Euroclear should Euroclear accept TRY as a clearing and settlement currency. Morgan Stanley & Co. International Limited and the Issuer do not accept any responsibility for any delay or failure of TRY in becoming an eligible currency through Euroclear.
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.584677 producing a sum of (for Notes not denominated in Euro):	Euro 76,008,010
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	1 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 
Duly authorised

Van: Danhof, JC (Jan)
Verzonden: dinsdag 1 maart 2005 8:23
Aan: 'tj.keuning@wxs.nl' → 0342-492928
Onderwerp: 2e gesprek trainers

Hallo Tjeerd,

Voor donderdag 3 maart 2005 heb ik de volgende afspraken gemaakt:

-20.00 - 20.45 uur Marty Verbeek
-20.45- 21.30 uur Edwin Schotsman(Edwin komt waarschijnlijk om 21.00 uur,hij loopt me met de traing van het 1e elftal)
-21.30 uur Rien van Beek

Tot donderdag.

Groet,Jan

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

RABO AUSTRALIA LIMITED
SERIES NO: 1265A
TRANCHE NO: 1
AUD 200,000,000 5.75 per cent. Notes 2005 due 2008

RBC Capital Markets
Rabobank International

Commonwealth Bank of Australia
Bank Vontobel AG, Zurich
Banque et Caisse d'Epargne de l'Etat, Luxembourg
Credit Suisse First Boston
Daiwa Securities SMBC Europe
Deutsche Bank
Dexia Capital Markets
ING Belgium SA/NV
KBC International Group
TD Securities
UBS Investment Bank
Zurich Cantonal Bank

The date of this Pricing Supplement is 2 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15, October, 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer and the Guarantor (in relation to the Issuer and itself) accept responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch and Australian selling restrictions in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Guarantor since 30 June 2004, the date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer or of the Guarantor since 31 December 2003, being the date of the latest published annual accounts.

In connection with this issue, the Royal Bank of Canada Europe Limited (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1265A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 200,000,000
	(ii)	Tranche:	AUD 200,000,000
5	(i)	Issue Price:	100.820 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	AUD 198,890,000 (less expenses)
6	Specified Denominations:		AUD 5,000, AUD 10,000 and AUD 100,000
7	(i)	Issue Date:	7 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		7 March 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	7 March in each year commencing 7 March 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	AUD 287.50 per AUD 5,000 in nominal amount,

			AUD 575.00 per AUD 10,000 in nominal amount and AUD 5,750.00 per AUD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		AUD 5,000 per Note of AUD 5,000 specified denomination, AUD 10,000 per Note of AUD 10,000 specified denomination and AUD 100,000 per Note of AUD 100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 16 April 2005 upon certification of non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:		Sydney, Melbourne and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Royal Bank of Canada Europe Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Commonwealth Bank of Australia Bank Vontobel AG, Zurich Banque et Caisse d'Epargne de l'Etat, Luxembourg Credit Suisse First Boston (Europe) Limited Daiwa Securities SMBC Europe Limited Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets ING Belgium SA/NV KBC Bank NV The Toronto-Dominion Bank UBS Limited Zurich Cantonal Bank
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited

	(iii) Dealer's Commission:	1.375 per cent. of the nominal amount of the Notes comprising a combined management and underwriting commission of 0.1875 per cent. and a selling commission of 1.1875 per cent.
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands** The Notes (including rights representing an interest in a Global Note) may not be offered, have not been offered and will not be offered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any reoffering, other than to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises). **Australia** The Offering Circular has not and no prospectus or other disclosure document in relation to the Programme or Notes has been lodged with the Australian Securities and Investments Commission ("ASIC") or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes it: (a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia, unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws, regulations and directives and does not require any document to be lodged with ASIC.

		In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom could cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0213783219
40	Common Code:	021378321
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent and Listing Agent Rabo Securities N.V. as Paying Agent
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.5988, producing a sum of (for Notes not denominated in Euro):	Euro 119,760,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	2 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By : 
Duly authorised

Signed on behalf of the Guarantor:

By : 
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1264A
TRANCHE NO.: 1

EUR 100,000,000 2.125 per cent. Notes 2005 due 2009

UBS Investment Bank

Zürcher Kantonalbank

The date of this Pricing Supplement is 2 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15, October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restrictions in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, being the date of the latest audited financial statements.

In connection with this issue, UBS Limited (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1264A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	(i)	Issue Price:	98.475 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	EUR 96,850,000 (less expenses)
6	Specified Denominations:		EUR 1,000, EUR 10,000 and EUR 100,000
7	(i)	Issue Date:	4 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 June 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.125 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	30 June in each year commencing 30 June 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	EUR 21.25 per EUR 1,000 in nominal amount

			EUR 212.50 per EUR 10,000 in nominal amount EUR 2,125.00 per EUR 100,000 in nominal amount
	(iv)	Broken Amount:	EUR 28.10 per EUR 1,000 EUR 280.97 per EUR 10,000 EUR 2,809.72 per EUR 100,000 in respect of the period from, and including, the Issue Date to, but excluding, 30 June 2006, payable on 30 June 2006.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		EUR 1,000 per Note of EUR 1,000 specified denomination EUR 10,000 per Note of EUR 10,000 specified denomination EUR 100,000 per Note of EUR 100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation	Yes

		reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the

		Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	UBS Limited Zürcher Kantonalbank
	(ii)	Stabilising Manager (if any):	UBS Limited
	(iii)	Dealer's Commission:	1.625 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.20 per cent. and a selling commission of 1.425 per cent.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands** Each Manager has represented and agreed that the Notes (including rights representing an interest in a Global Note) may not be offered, have not been offered and will not be offered, directly or indirectly, *anywhere in the world*, as part of their initial distribution or as part of any reoffering, other than to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0213159402
40	Common Code:	21315940
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent and Listing Agent Rabo Securities N.V. as Paying Agent

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	2 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By : 

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1291A
TRANCHE NO: 1

TRY 50,000,000 15.50 per cent. Notes 2005 due 23 March 2006

Rabobank International	**TD Securities**
Deutsche Bank AG London	**Dexia Capital Markets**
Fortis Bank	**Dresdner Kleinwort Wasserstein**
UBS Limited	**KBC Bank NV**

The date of this Pricing Supplement is 18 March 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1291A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	(i)	Issue Price:	100.96 per cent. of the Principal Amount of the Notes
	(ii)	Net proceeds:	TRY 49,855,000 (excluding any agreed expenses)
6	Specified Denominations:		TRY 1,000
7	Issue Date:		23 March 2005
8	Maturity Date:		23 March 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		15.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	15.50 per cent.
	(ii)	Interest Payment Date(s):	23 March 2006
	(iii)	Fixed Coupon Amounts:	TRY 155 on each denomination of TRY 1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Principal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 2 May 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Deutsche Bank AG London, Dexia Banque Internationale à Luxembourg, Société Anonyme acting under the name of Dexia Capital Markets, Dresdner Bank AG London Branch, Fortis Bank nv-sa, KBC Bank NV and UBS Limited
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 per cent. Selling Commission 0.25 per cent. Management and

		Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations

1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0214578766
40	Common Code:	21457876
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.596708, producing a sum of (for Notes not denominated in Euro):	Euro 29,835,400
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	18 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Execution copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1289A
TRANCHE NO: 1

CAD 500,000,000 4.00 per cent. Notes 2005 due 23 September 2010

Rabobank International | **TD Securities**

CIBC World Markets | **Merrill Lynch International**

RBC Capital Markets

The date of this Pricing Supplement is 21 March 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1289A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian Dollar ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 500,000,000
	(ii)	Tranche:	CAD 500,000,000
5	(i)	Issue Price:	99.536 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	CAD 496,430,000
6	Specified Denominations:		CAD 1,000
7	Issue Date:		23 March 2005
8	Maturity Date:		23 September 2010
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 *per cent. per annum*, payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	23 March and 23 September
	(iii)	Fixed Coupon Amounts:	CAD 20 on each denomination of CAD 1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	***Zero Coupon Note Provisions***		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	***Put Option***		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the *method of calculating the same* (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (*Condition 7(c)*):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Registered Notes
	(i)	Temporary or permanent global Note/Certificate:	Global Certificate
	(ii)	Applicable TEFRA exemption:	C Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London, Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, London Branch, Merrill Lynch International and Royal Bank of Canada Europe Limited
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	0.25 per cent. Combined Selling, Management and Underwriting Commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands The Notes qualify as "**Euro-Securities**" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA C.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Canada

The Managers will be required to represent and warrant to, and agree with, the Issuer that:

1. the sale and delivery of any Notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or

who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser and principal a "**Canadian Purchaser**") by the Managers shall be made so as to be exempt from the prospectus filing and registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders including those applicable in each of the provinces and territories of Canada and the applicable policy statements issued by any securities regulator having jurisdiction (the "**Securities Laws**");

2. any sale and delivery of any Notes to a Canadian Purchaser that is a resident of, or otherwise subject to the Securities Laws of, the province of Ontario, will be made through TD Securities Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc. or another affiliate of the relevant Manager that is registered as an international dealer or is a fully registered dealer within the meaning section 204 of Regulation 1015 to the Securities Act (Ontario), and otherwise in compliance with the representations, warranties and agreements set out herein;

3. (i) if the Canadian Purchaser is a resident of, or otherwise subject to the Securities Laws of, the province of Ontario, the Canadian Purchaser is an "accredited investor" as that term is defined in Ontario Securities Commission Rule 45-501 Exempt Distributions; (ii) if the Canadian Purchaser is a resident of or otherwise subject to the Securities Laws of the province of British Columbia, Alberta or Manitoba, the Canadian Purchaser is an "accredited investor" (as that phrase is defined in Multilateral Instrument 45-103); (iii) if the Canadian Purchaser is a resident of, or otherwise subject to the Securities Laws of, the province of Québec, such Canadian Purchaser is a "sophisticated purchaser" within the meaning of sections 44 or 45 of the Securities Act (Québec) or is a "sophisticated purchaser" within the meaning of section 45 of the Securities Act (Québec) purchasing for the portfolio of a person solely managed by it; and (iv) in

each case, such that one or more of the categories set forth in the relevant definition of "accredited investor" or "sophisticated purchaser", as the case may be, correctly and in all respects describes such Canadian Purchaser;

4. it will comply with all relevant Securities Laws concerning any resale of the Notes and will prepare, execute, deliver and file all documentation required by the applicable Securities Laws to permit each resale by the Managers of Notes to a Canadian Purchaser;

5. it will ensure that each Canadian Purchaser purchasing from it has represented to it (i) that such Canadian Purchaser is a resident in and subject to the Securities Laws of a province or territory of Canada or is a corporation, partnership or other entity resident and created in or organized under the laws of Canada or any province or territory thereof; and (ii) which categories set forth in the relevant definition of "accredited investor" or "sophisticated purchaser", as the case may be, correctly and in all respects describes such Canadian Purchaser;

6. the sale and delivery of the Notes was not accompanied by any advertisement of the Notes, including, without limitation, in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation;

7. it will ensure that each Canadian Purchaser is advised that no agency, governmental authority, securities commission or other regulatory body, stock exchange or other entity has made any finding or determination as to, or passed upon the merit for investment of, nor have any such agencies, governmental authorities, securities commissions or other regulatory bodies, stock exchanges or other entities made any recommendation or endorsement with respect to, the Notes;

8. it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(a) that any person will resell or repurchase

the Notes purchased by such Canadian Purchaser;

(b) that the Notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(c) that any person will refund the purchase price of the Notes; or

(d) as to the future price or value of the Notes; and

9. it will inform each Canadian Purchaser:

(a) that the Issuer is not a reporting issuer and is not, and may never be, a reporting issuer in the Province of Ontario or any other province, territory or jurisdiction of Canada and there currently is no public market for any of the securities of the Issuer, including the Notes and one may never develop; and

(b) that the Notes will be subject to resale restrictions under applicable Securities Laws and each Note will carry a legend stating: "Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of (i) 23 March 2005 and (ii) the date the Issuer became a reporting issuer in any province or territory of Canada."

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	CA749770AJ27
40	Common Code:	021510980
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	The Canadian Depository for Securities Limited CUSIP: 749770AJ2
42	Delivery:	Delivery free of payment
43	The Agents appointed in respect of the Notes are:	The Canada Trust Company, 79 Wellington Street West, 8th floor, TD Waterhouse Tower, Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario M5K 1A2, Canada is appointed as issuing agent and Canadian Paying Agent and Deutsche Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.620690, producing a sum of (for Notes not denominated in Euro):	Euro 310,345,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	21 March 2005
49	Date of Base Offering Circular:	15 October 2004

Additional information

The Global Notes will be deposited with The Canadian Depository for Securities Limited ("**CDS**") and held by CDS. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Notes directly through any of CDS (in Canada) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organisations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("**Canadian Subcustodians**"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

CDS

CDS was incorporated in 1970 and is Canada's national securities clearing and depositary services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer-automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("**CDS Participants**") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will

be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralise securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal stock exchanges and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and Clearstream, Luxembourg or Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO.: 1267A
TRANCHE NO: 1

USD 30,000,000 Capped Floating Rate Callable Notes due 7 March 2013

Issue Price: 100.00 per cent.

CITIGROUP

The date of this Pricing Supplement is 3 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October, 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published accounts.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1267A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount	
	(i) Series:	USD 30,000,000
	(ii) Tranche:	USD 30,000,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 1,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.	Issue Date:	7 March 2005
8.	Maturity Date:	7 March 2013
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	3 month USD-LIBOR-BBA +0.46 per cent. Floating Rate (further details specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Call (further details specified below)
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable

18.	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	3 months
	(ii) Specified Interest Payment Dates:	7 March, 7 June, 7 September and 7 December in each year from and including 7 June 2005 to and including the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London, Tokyo and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	7 March, 7 June, 7 September and 7 December in each year from and including 7 June 2005 to and including the Maturity Date
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions (if different from those set out in the Conditions)	Not Applicable
	(x) Margin(s):	+ 0.46 per cent. per annum
	(xi) Minimum Rate of Interest:	0.00 per cent. per annum
	(xii) Maximum Rate of Interest:	5.50 per cent. per annum
	(xiii) Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv) Rate Multiplier:	Not Applicable
	(xv) Fall back provisions, rounding	As per the 2000 ISDA Definitions for USD-LIBOR-

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Reference Banks
19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	7 March 2006
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Note of USD 1,000,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 London, Tokyo and New York Business Days prior to the relevant Optional Redemption Date
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	USD 1,000,000 per Note of USD 1,000,000 specified denomination
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons	Yes

	permitted on days other than Interest Payment Dates (Condition 7(c)):	
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London, Tokyo and New York The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable

33.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of Dealer:		Citigroup Global Markets Limited
36.	Additional selling restrictions:		Not Applicable
37.	Cost of Issue		Not Applicable
38.	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0212993165
40.	Common Code:	021299316
41.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Fiscal, Paying Agent and Calculation Agent: Deutsche Bank AG, London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.775401 producing a sum of (for Notes not denominated in Euro):	Euro 23,262,030
46.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

47.	Effective yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	3 March 2005
49.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:..................................

Duly Authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO.: 1271A
TRANCHE NO: 1

USD15,000,000 Fixed Rate Range Accrual to Zero Coupon Callable Notes 2005
due 10 March 2035

Issue Price: 100.00 per cent.

CITIGROUP

The date of this Pricing Supplement is 8 March 2005

Information Concerning Investment Risk

This is not a public offer of Notes. No documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 10 March 2006 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Reuters Page LIBOR01, as more fully specified below, during the relevant Interest Period. Therefore the quotation on each day may affect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 February 2005. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and Citigroup Global Markets Limited consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October, 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published accounts.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1271A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount	
	(i) Series:	USD 15,000,000
	(ii) Tranche:	USD 15,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 100,000
7.	Issue Date:	10 March 2005
8.	Maturity Date:	10 March 2035
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate /Zero Coupon (further particulars specified below)
11.	Redemption/Payment Basis:	As per the schedule set out in Annex 1 attached hereto
12.	Change of Interest or Redemption/ Payment Basis:	For the period from and including the Issue Date to but excluding 10 March 2020 the Notes pay interest on a Fixed Rate basis linked to USD-LIBOR. Thereafter, until Maturity, the Notes will be Zero Coupon
13.	Put/Call Options:	Call (further particulars specified below)
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17. **Fixed Rate Note Provisions** — Applicable for the period from and including the Issue Date to but excluding 10 March 2020

(i) Rate(s) of Interest:

The rate of interest payable on each Interest Payment Date will be determined in accordance with the following:

7.23 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"**Accrual Days**" means the number of days in each Observation Period (as defined below) on which 6-month USD-LIBOR as observed by reference to Reuters Page LIBOR01, or the successor thereof at 11.00 a.m. London time (the "Reference Level") on each day, is greater than or equal to 0.00 per cent. but less than or equal to **7.00 per cent.** For any non-London Business Day falling during the Observation Period the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding London Business Day. The Reference Level for each of the four calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

"**Observation Period**" means the period from and including the first day in each relevant Interest Period to but excluding the immediately following Interest Payment Date.

(ii) Interest Payment Date(s):

Interest is payable annually in arrear on 10 March in each year commencing on 10 March 2006 and ending on 10 March 2020, each such date subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York

(iii) Fixed Coupon Amounts: Not Applicable

	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
18.	**Floating Rate Provisions**:	Not Applicable
19.	**Zero Coupon Note Provisions**:	Applicable
	(i) Amortisation Yield (Condition 7(b)):	7.23 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
20.	**Index Linked Interest Note Provisions**:	Not Applicable
21.	**Dual Currency Note Provisions**:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole but not in part on 10 March in each year from and including 10 March 2006 to and including 10 March 2034
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	As set out in Annex 1 attached hereto
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 London and New York Business Days prior to the Optional Redemption Date
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount**	284.93 per cent. of the Aggregate Nominal Amount (which, for the avoidance of doubt, equates to USD 42,740,130.99)
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London and New York The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment
28.	Talons for future Coupons or Receipts to be	Not Applicable

	attached to Definitive Notes (and dates on *which such Talons mature):*	
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable
35.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited
36.	Additional selling restrictions:	Not Applicable
37.	Cost of Issue	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0214026055
40.	Common Code:	021402605
41.	Any clearing system(s) other than Euroclear	Not Applicable

	and Clearstream Luxembourg and the relevant number(s):	
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Fiscal, Paying Agent and Calculation Agent: Deutsche Bank AG, London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.753827producing a sum of (for Notes not denominated in Euro):	Euro 11,307,405
46.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	8 March 2005
49.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:..............................

Duly Authorised

ANNEX 1

Call Date	% Redemption	Redemption ($)
10-Mar-06	100.00%	15,000,000.00
10-Mar-07	100.00%	15,000,000.00
10-Mar-08	100.00%	15,000,000.00
10-Mar-09	100.00%	15,000,000.00
10-Mar-10	100.00%	15,000,000.00
10-Mar-11	100.00%	15,000,000.00
10-Mar-12	100.00%	15,000,000.00
10-Mar-13	100.00%	15,000,000.00
10-Mar-14	100.00%	15,000,000.00
10-Mar-15	100.00%	15,000,000.00
10-Mar-16	100.00%	15,000,000.00
10-Mar-17	100.00%	15,000,000.00
10-Mar-18	100.00%	15,000,000.00
10-Mar-19	100.00%	15,000,000.00
10-Mar-20	100.00%	15,000,000.00
10-Mar-21	107.23%	16,084,500.00
10-Mar-22	114.98%	17,247,409.35
10-Mar-23	123.30%	18,494,397.05
10-Mar-24	132.21%	19,831,541.95
10-Mar-25	141.77%	21,265,362.44
10-Mar-26	152.02%	22,802,848.14
10-Mar-27	163.01%	24,451,494.06
10-Mar-28	174.80%	26,219,337.08
10-Mar-29	187.43%	28,114,995.15
10-Mar-30	200.98%	30,147,709.30
10-Mar-31	215.52%	32,327,388.68
10-Mar-32	231.10%	34,664,658.89
10-Mar-33	247.81%	37,170,913.72
10-Mar-34	265.72%	39,858,370.79

ANNEX 2

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.31250	31/07/96	5.88280	29/10/99	6.12000	31/01/03	1.34875
28/02/90	8.43750	31/05/93	3.50000	30/08/96	5.77340	30/11/99	6.06380	28/02/03	1.34000
30/03/90	8.68750	30/06/93	3.50000	30/09/96	5.73440	31/12/99	6.13130	31/03/03	1.23125
30/04/90	8.87500	30/07/93	3.50000	31/10/96	5.56640	31/01/00	6.28880	30/04/03	1.29000
31/05/90	8.50000	31/08/93	3.43750	29/11/96	5.54300	29/02/00	6.33130	30/05/03	1.21375
29/06/90	8.37500	30/09/93	3.37500	31/12/96	5.60160	31/03/00	6.52630	27/06/03	1.11938
31/07/90	7.93750	29/10/93	3.43750	31/01/97	5.68750	28/04/00	6.73130	31/07/03	1.14625
31/08/90	8.12500	30/11/93	3.50000	28/02/97	5.68750	31/05/00	7.10500	29/08/03	1.19750
28/09/90	8.31250	31/12/93	3.50000	31/03/97	5.93750	30/06/00	7.00000	30/09/03	1.18000
31/10/90	8.06250	31/01/94	3.37500	30/04/97	6.00000	31/07/00	6.89380	31/10/03	1.23000
30/11/90	8.25000	28/02/94	4.00000	30/05/97	6.00000	31/08/00	6.83000	28/11/03	1.25875
31/12/90	7.63000	31/03/94	4.25000	30/06/97	5.90630	29/09/00	6.76000	31/12/03	1.22000
31/01/91	7.13000	29/04/94	4.68750	31/07/97	5.80080	31/10/00	6.72000	30/01/04	1.21375
28/02/91	6.88000	31/05/94	5.00000	29/08/97	5.84380	30/11/00	6.64000	27/02/04	1.17000
29/03/91	6.56250	30/06/94	5.25000	30/09/97	5.84380	29/12/00	6.20380	31/03/04	1.16000
30/04/91	6.19000	29/07/94	5.31250	31/10/97	5.78520	31/01/01	5.26250	30/04/04	1.38000
31/05/91	6.19000	31/08/94	5.31250	28/11/97	5.91410	28/02/01	4.90750	28/05/04	1.57750
28/06/91	6.43750	30/09/94	5.75000	31/12/97	5.84380	30/03/01	4.71000	30/06/04	1.94000
31/07/91	6.25000	31/10/94	5.93750	30/01/98	5.62500	30/04/01	4.30250	30/07/04	1.98000
30/08/91	5.81250	30/11/94	6.56250	27/02/98	5.69530	31/05/01	3.98000	31/08/04	1.99000
30/09/91	5.56250	30/12/94	7.00000	31/03/98	5.75000	29/06/01	3.90880	30/09/04	2.19625
31/10/91	5.31250	31/01/95	6.68750	30/04/98	5.81250	31/07/01	3.68880	29/10/04	2.31250
29/11/91	4.87500	28/02/95	6.43750	29/05/98	5.75000	31/08/01	3.45250	30/11/04	2.63500
31/12/91	4.25000	31/03/95	6.50000	30/06/98	5.78130	28/09/01	2.52250	31/12/04	2.78063
31/01/92	4.31250	28/04/95	6.37500	31/07/98	5.75000	31/10/01	2.14625	31/01/05	2.96000
28/02/92	4.37500	31/05/95	6.00000	31/08/98	5.59380	30/11/01	2.03000	28/02/05	3.16000
31/03/92	4.50000	30/06/95	5.99610	30/09/98	5.24610	30/12/01	1.98125		
30/04/92	4.25000	31/07/95	5.87500	30/10/98	4.97840	31/01/02	2.03375		
29/05/92	4.18750	31/08/95	5.90630	30/11/98	5.14770	28/02/02	2.03000		
30/06/92	4.00000	29/09/95	5.94530	31/12/98	5.06560	28/03/02	2.33000		
31/07/92	3.62500	31/10/95	5.87500	29/01/99	4.97090	30/04/02	2.12000		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690	31/05/02	2.08000		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000	28/06/02	1.95625		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250	31/07/02	1.87000		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500	30/08/02	1.79500		
31/12/92	3.62500	29/03/96	5.50000	30/06/99	5.65000	30/09/02	1.71000		
29/01/93	3.43750	30/04/96	5.56250	30/07/99	5.70500	31/10/02	1.6000		
26/02/93	3.31250	31/05/96	5.63280	31/08/99	5.91880	29/11/02	1.46875		
31/03/93	3.37500	28/06/96	5.78910	30/09/99	5.96130	31/12/02	1.38000		

Source: British Bankers' Association 11:00 am London time fixes
Historical data from Bloomberg
The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD-LIBOR-BBA rate or any successor rate. *The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results*

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1275A
TRANCHE NO: 1
Issue of EUR 100,000,000 Corridor CMS Linked Notes due 2015

Issue Price: 100.00 per cent

SG Corporate & Investment Banking

The date of this Pricing Supplement is March 8, 2005.

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1275A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 100,000,000
6	Specified Denominations:		EUR 100,000
7	Issue Date:		March 10, 2005
8	Maturity Date:		March 10, 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Indexed Interest
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		No
14	Status of the Notes:		Senior
15	Listing:		Luxembourg Stock Exchange
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See attached Schedule A

	(ii)	Calculation Agent responsible for calculating the interest due:	Société Générale Tour Société Générale 17, Cours Valmy 92987 Paris –La Défense Cedex.
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See attached Schedule A
	(iv)	Interest Period(s)	See attached Schedule A
	(v)	Specified Interest Payment Dates:	June 10, September 10, December 10 and March 10 in each year from and including June 10, 2005 to and including the Maturity Date,
	(vi)	Business Day Convention:	Modified Following Business Day Convention
	(vii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(viii)	Minimum Rate of Interest:	Not Applicable
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET System
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	• So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. • The attached Schedule A

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Société Générale
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0212841141
40	Common Code:	021284114
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

	number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	**Fiscal, Paying and Calculation Agent:** **Deutsche Bank AG London** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Luxembourg Stock Exchange Listing Agent:** **Deutsche Bank Luxembourg S.A** Corporate Trust and Agency Sevices 2 Boulevard Konrad Adenauer L-1115 Luxembourg **Luxembourg Paying Agent:** **Banque Générale du Luxembourg S.A.** 50 Avenue John F. Kennedy L-2951 Luxembourg

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	March 9, 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________________
Duly authorised

Schedule A

(This Schedule forms part of the Pricing Supplement to which it is attached)

Interest Amounts determination

Formula:

For each Interest $Period_{(i)}$, the Rate of Interest (expressed as a rate per annum) will be determined by the Calculation Agent in accordance with the following formula:

$$\frac{n_i}{N_i} \times (CMS_{10y} + 0.60\,\%)$$

and the Interest Amount payable in respect of each Note on the relevant Interest Payment Date (as defined in paragraph 20(v) above) will be obtained by multiplying such rate by the Nominal Amount of each Note and the Day Count Fraction (as defined in paragraph 20(x) above).

where:

"Nominal Amount" means the nominal amount of one Note (i.e. EUR 100,000 per Note of EUR 100,000 Specified Denomination).

"**CMS_{10y}**" means, in respect of the definition of Rate of Interest, the annual swap rate for euros swap transactions expressed as a percentage (which is defined under the Floating Rate Option "EUR-ISDA-EURIBOR-Swap Rate-11:00" as defined in the ISDA Definitions and published on Reuters Page "ISDAFIX2" at 11:00 a.m. (Brussels time) with a Designated Maturity of 10 years and with a Reset Date being the first day of each Interest $Period_{(i)}$).

"n_i" means the number of calendar days in an Interest $Period_{(i)}$ on which the Index has been greater than or equal to the relevant $Limit_{(i)}$, as determined by the Calculation Agent.

"N_i" means the total number of calendar days within an Interest $Period_{(i)}$.

Additional definitions:

"Business Day" means for the purpose of the definition of Index a day (other than a Saturday or a Sunday) on which the TARGET System is operating.

"Index" means, in respect of any calendar day of the relevant Interest Period, the annual swap rate for euros swap transactions expressed as a percentage (which is defined under the Floating Rate Option "EUR-ISDA-EURIBOR-Swap Rate-11:00" as defined in the ISDA Definitions and published on Reuters Page "ISDAFIX2" at 11:00 a.m. (Brussels time) with a Designated Maturity of 10 years and without any reference to the Reset Date). For the purpose hereof (i) the value of CMS_{10y} on any calendar day of a relevant Interest Period which is not a Business Day shall be deemed to be such value ascribed to CMS_{10y} on the first preceding Business Day and (ii) the value of CMS_{10y} on each of the last three Business Days of any Interest Period shall be deemed to be

such value ascribed to CMS_{10y} on the fourth Business Day preceding the Interest Payment Date relating to such Interest Period.

"Interest Period$_{(i)}$" means any period between the Issue Date (included) and the first Interest Payment Date (excluded) and thereafter between two successive Interest Payment Dates (the first one included and the second one excluded). "i" ranks 1 for the first Interest Period, 2 for the second Interest Period ... and 40 for the last Interest Period.

"ISDA Definitions" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc.

"Limit$_{(i)}$" means the lower limits of the Index relating to the Interest Period$_{(i)}$ as set out in the table below:

Interest Period$_{(i)}$	**Limit$_{(i)}$**
From the 1st period (i=1) to the 4th period (i=4)	2.75 per cent.
From the 5th period (i=5) to the 8th period (i=8)	3.10 per cent.
From the 9th period (i=9) to the 12th period (i=12)	3.45 per cent.
From the 13th period (i=13) to the 16th period (i=16)	3.80 per cent.
From the 17th period (i=17) to the 20th period (i=20)	4.15 per cent.
From the 21th period (i=21) to the 40th period (i=40)	4.50 per cent.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland Plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1281A

TRANCHE NO: 1

EUR 15,000,000 Callable Cumulative Inverse Floater Notes 2005 due 16 March 2015

Issue Price: 100.00 per cent.

UBS Limited

The date of this Pricing Supplement is 14 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('*Reglement Procedure Beursnotering*') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i) Series Number:	1281A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 15,000,000
	(ii) Tranche:	EUR 15,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6	Specified Denominations:	EUR 10,000
7	Issue Date:	16 March 2005
8	Maturity Date:	16 March 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	For the period from and including the Issue Date to but excluding 16 March, 2006: 8.00 per cent. Fixed Rate (further particulars specified in Paragraph 17 below). For the period from and including the Interest Payment Date falling on or nearest to 16 March, 2006 to but excluding the Maturity Date: Floating Rate (further particulars specified in Paragraph 18 below).
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Applicable. See Paragraph 10 above
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions:**	Applicable.
(i)	Rate(s) of Interest:	8.00 per cent. per annum payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	16 September 2005 and 16 March 2006
(iii)	Fixed Coupon Amount(s):	EUR 400.00 per EUR 10,000 in nominal amount.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISDA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions:**	Applicable.
(i)	Interest Period(s):	The Period beginning on (and including) 16 March, 2006 and ending on (but excluding) 16 September, 2006 and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.
(ii)	Specified Interest Payment Dates:	16 March and 16 September in each year from and including 16 September, 2006 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention, each such date an Interest Payment Date.
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre (Condition 1(a)):	TARGET

(v) Manner in which Rates of Interest are to be determined:

The Rate of Interest shall be reset semi-annually and Calculated in the following manner:

(i) For the period from 16 March, 2006 to but excluding 16 March, 2007 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(ii) For the period from 16 March, 2007 to but excluding 16 March, 2008 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(iii) For the period from 16 March, 2008 to but excluding 16 March, 2009 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 6.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(iv) For the period from 16 March, 2009 to but excluding 16 March, 2010 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 6.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(v) For the period from 16 March, 2010 to but excluding 16 March, 2011 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(vi) For the period from 16 March, 2011 to but excluding 16 March, 2012 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.50 per cent.) less 2 x the 6 Month EUR EURIBOR;

(vii) For the period from 16 March, 2012 to but excluding 16 March, 2013 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(viii) For the period from 16 March, 2013 to but excluding 16 March, 2014 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.50 per cent.) less 2 x 6 Month EUR EURIBOR; and

(ix) For the period from 16 March, 2014 to but excluding the Maturity Date the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 9.00 per cent.) less 2 x the Reference Rate.

"6 Month EUR EURIBOR" means the rate for deposits in EURO for a period of 6 months, which appears on the Telerate Page 248 (Screen Reference Rate Source) as of 11:00 a.m. Brussels time ("Fixing Time") 5 Business Days prior to the end of the relevant Interest Period, as determined by the Calculation Agent (in its sole and absolute discretion).

"Telerate Page 248" means the page of the Moneyline Telerate Service specified as page 248, or such other page, section, caption, column or other part as may replace it on that information service or other such information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purposes of displaying rates or prices comparable to the Reference Rate. If no other such page, section, caption, column or other part of the Moneyline Telerate service is available or if no such other information service is available, the Reference Rate will be determined in accordance with the fall back provisions provided for in connection with Screen Rate Determination of the Relevant Rate.

(vi)	Interest Period Date(s)	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	UBS AG, London Branch
(viii)	Screen Rate Determination (Condition 1(a))	Applicable, as modified herein
	- Relevant Time:	11.00am Brussels Time
	- Interest Determination Date:	5 TARGET Business Days prior to the end of the relevant Interest Payment Period.
	- Primary Source for Floating Rate:	Telerate Page 248
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	TARGET

	- Benchmark:	EUR EURIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6 month
(ix)	ISDA Determination (Condition1 (a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISDA (unadjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different form those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions:**	Not Applicable
20	**Index Linked Interest Note Provisions:**	Not Applicable
21	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option:**	Applicable
(i)	Optional Redemption Date(s):	Any Interest Payment Date, commencing on and including the Interest Payment Date falling on or nearest to 16 March, 2006 to and including the Interest Payment Date falling on or nearest to 16 September, 2014.
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination.
(iii)	If redeemable in part:	Not Applicable

(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Noteholders' option:	Not Applicable
(vi)	Notice Period (if other than set out in the Conditions):	The Issuer shall give notice in accordance with Condition 15 of its intention to redeem the Notes, in whole and not in part, no later than 5 TARGET Business Days prior to the relevant Optional Redemption Date.
23	**Put Option:**	Not Applicable
24	**Final Redemption Amount:**	EUR 10,000 per Note of EUR 10,000 specified denomination.
25	**Early Redemption Amount:**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	***Form of Notes:***	***Bearer Notes***
(i)	Temporary or permanent global Note/ Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	UBS Limited

36 Additional selling restrictions:

Hong Kong:

The Notes have not been offered and sold, and the purchaser represents and agrees that it will not offer and sell the Notes in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) or to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made that Ordinance, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance. In relation to the issue of the Notes, each purchaser represents and agrees that it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

UK and Germany Minimum Levels:

As a guide, this Note should not be sold with a consideration of less than EUR 50,000 or equivalent.

37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0213905853
40	Common Code:	021390585

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Dealer. Please note that these costs are not of a material nature.

41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: UBS AG, London Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i)Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 15,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	14 March, 2005

49 Date of Base Offering Circular: 15 October, 2004

Signed on behalf of the Issuer:

By: 
Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland")
2.	(i)	Series Number:	COINs 41
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 325,000
	(i)	Series:	EUR 325,000
	(ii)	Tranche:	EUR 325,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 321,425
6.	Specified Denominations:		EUR 1,000
7.	Issue Date:		16 March 2005
8.	Maturity Date:		16 March 2009
9.	Interest Basis:		2.60 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.60 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 March in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 26 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	16 March in each year, commencing on 16 March 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for	Yes, as set out in the Conditions

		taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)

	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0214534637
26.	Common Code:	021453463
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DZYG
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 321,425
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.60 per cent., per annum
34.	Subscription period:	7 March 2005 to 11 March 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment

of the objects specified under above.

39.	The Board of Directors of the Issuer approved the issue of the Notes on:	9 November 2004
40.	The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.	

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42.	Date of Pricing Supplement:	14 March 2005
43.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1298A

TRANCHE NO: 1

EUR 1,000,000,000 3.50 per cent. Notes 2005 due 2012

Issue Price: 99.646 per cent.

Morgan Stanley | **Rabobank International**

UBS Investment Bank | **The Royal Bank of Scotland**

The date of this Pricing Supplement is 21 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1298A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,000,000,000
	(ii) Tranche:	EUR 1,000,000,000
5	(i) Issue Price:	99.646 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 995,210,000
6	Specified Denominations:	EUR 1,000, EUR 10,000, EUR 100,000
7	Issue Date:	23 March 2005
8	Maturity Date:	23 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	23 March in each year commencing on 23 March 2006 and ending on the Maturity Date

	(iii) Fixed Coupon Amounts:	EUR 35.00 per EUR 1,000 in nominal amount, EUR 350.00 per EUR 10,000 in nominal amount, EUR 3,500.00 per EUR 100,000 in nominal amount,
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – ISMA, Unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 1,000 per Note of EUR 1,000 Specified Denomination, EUR 10,000 per Note of EUR 10,000 Specified Denomination, EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Morgan Stanley & Co. International Limited UBS Limited The Royal Bank of Scotland plc
	(ii) Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

	(iii) Dealer s Commission:	Combined Management and Underwriting Commission: 0.125 per cent. of the Aggregate Nominal Amount of the Notes and Selling Concession: 0.00 per cent. of the Aggregate Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**Finland** Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in Finland any Notes other than in circumstances which do not constitute an offer to the public within the meaning of the Finnish Securities Market Act (26.5.1989/495), as amended. **Spain** The Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities. **Sweden** Each Manager has confirmed and agreed that it will not, directly or indirectly, offer for subscription or purchase or issue invitations to subscribe for or buy or sell Notes or distribute any draft or definitive document in relation to any such offer, invitation or sale in Sweden except in compliance with the laws of Sweden. **Switzerland** No public offering may be made in Switzerland with respect to the Notes.
37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Managers. Please note that these costs are not of a material nature.

OPERATIONAL INFORMATION

39	ISIN Code:	XS0215498782
40	Common Code:	21549878
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Fondscode: 15227
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and 2.1.20 of Schedule B of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 995,210,000
	(vi) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (Rabobank International)
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	3.558 per cent.
48	Date of Pricing Supplement:	21 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1254A

TRANCHE NO: 2

EUR 75,000,000 Fixed Rate/Index-linked Notes due 2035

(consisting of two tranches of Notes, EUR 50,000,000 Fixed Rate/Index-Linked Notes due 2035 (the "**Original Notes**"), and a further issue of EUR 25,000,000 Fixed Rate/Index-Linked Notes due 2035 (the "**New Notes**"), to be consolidated and to form a single tranche with effect from the Exchange Date (as defined in this Pricing Supplement))

Issue Price in respect of the Original Notes: 100.00 per cent.

Issue Price in respect of the New Notes: 100.46027 per cent.

(including interest accrued from and including 28 February 2005 to but excluding the Issue Date of the New Notes at 0.46027 per cent.)

MORGAN STANLEY

The date of this Pricing Supplement is 25 February 2005,
as amended and restated on 22 March 2005

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options. Investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. This Pricing Supplement amends and restates and replaces the Pricing Supplement dated 25 February 2005 which contained the final terms of the Original Notes only.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("**Reglement Procedure Beursnotering**") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1254A
	(ii)	Tranche Number:	2, and as described in this Pricing Supplement. The Notes of each Tranche will be consolidated and form a single series of Notes and will be interchangeable upon certification as to non-US beneficial ownership, on a date which is expected to occur on or around 3 May 2005 (the **"Consolidation Date"**).
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 75,000,000
	(ii)	Tranche:	Tranche 1 ("Original Notes"): EUR 50,000,000 Tranche 2 ("New Notes"): EUR 25,000,000
5	(i)	Issue Price:	Tranche 1: 100.00 per cent. of the Aggregate Nominal Amount of such Tranche of Notes. Tranche 2: 100.46027 per cent. of the Aggregate Nominal Amount of such Tranche of Notes.
	(ii)	Net Proceeds:	EUR 50,000,000 in respect of the Original Notes EUR 25,115,068 in respect of the New Notes
6	Specified Denominations:		EUR 1,000
7	Issue Date:		Tranche 1: 28 February 2005 ("**Original Issue Date**") Tranche 2: 24 March 2005 ("**Further Issue Date**")
8	*Maturity Date:*		*28 February 2035*
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period beginning on and including the Original Issue Date and ending on but excluding 28 February 2010. Index-Linked Interest beginning on and including 28 February 2010 and ending on but excluding the Maturity Date. (Further particulars specified in items 17 and 20 below.) The Interest Commencement Date in respect of

		the Original Notes and the New Notes is 28 February 2005.
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Application has been made for the Notes to be listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable in respect of the First Fixed Rate Period and the Second Fixed Rate Period (as defined below).
	(i)	Rates of Interest:	7.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including the Original Issue Date and ending on but excluding 28 February 2006 (the "**First Fixed Rate Period**"); and 5.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including 28 February 2006 and ending on but excluding 28 February 2010 (the "**Second Fixed Rate Period**").
	(ii)	Fixed Rate Interest Payment Date(s):	28 February in each year from and including 28 February 2006 to and including 28 February 2010.
	(iii)	Fixed Coupon Amount(s):	EUR 70 per EUR 1,000 in nominal amount in respect of the First Fixed Rate Period, and EUR 50 per EUR 1,000 in nominal amount in respect of the Second Fixed Rate Period.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Fixed Rate Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	In respect of each Interest Period (which, for the purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 28 February 2010, the Rate of Interest applicable to the Notes payable annually in arrear will be a percentage rate, as calculated by the Determination Agent in accordance with the following formula: The greater of [4 x (10y_CMS – 2y_CMS)] (expressed as a percentage) and 2.00 per cent. subject always to a maximum of 10.00 per cent., where: "**10y_CMS**" means the annual swap rate for euro swap transactions with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. "**2y_CMS**" means the annual swap rate for euro swap transactions with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" as of 11.00 a.m. Frankfurt time on the Interest Determination Date. If such rates do not appear at such time on such date, the rate for such Interest Period will be determined as if "EUR-ISDA-EURIBOR Swaps Rate – 11.00" comprised the definition attributed to "EUR-Annual Swap Rate – Reference Banks" under the ISDA Definitions provided that in such definition, for the purposes hereof, (i) "Reset Date" means the Start Date for such Interest Period, (ii) "Reference Banks" has the meaning attributed to it in Condition 1(a), (iii) sub-

		sections (B) and (1) apply, (iv) "TARGET Settlement Days" means TARGET Business Days, (v) "Designated Maturity" means (in the case of "10y CMS") ten years and (in the case of "2y CMS") two years and (vi) "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.
(ii)	Determination Agent responsible for determining the interest rate:	Morgan Stanley Capital Services Inc. acting as an independent expert, and not as an agent for the Issuer or the Noteholders (the "**Determination Agent**"). All determinations, calculations or other decisions made by it shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive, and it shall have no liability in relation thereto except in the case of its own wilful default or bad faith. Such determinations of interest amounts and rates of interest shall be notified by the Determination Agent to the Calculation Agent.
(iii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iv)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(v)	Interest Period(s):	Each period beginning on, and including, a Specified Interest Payment Date and ending on, but excluding, the next succeeding Specified Interest Payment Date.
(vi)	Specified Interest Payment Dates:	28 February in each year commencing on 28 February 2011 up to and including the Maturity Date.
(vii)	Business Day Convention:	Not Applicable
(viii)	Business Centre(s) (Condition 1(a)):	Not Applicable
(ix)	Minimum Rate of Interest:	2.00 per cent. Per annum
(x)	Maximum Rate of Interest:	10.00 per cent. Per annum
(xi)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
(xii)	Interest Determination Date:	The date which is two TARGET Business Days preceding the commencement of an Interest Period.

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 1,000 per note of EUR 1,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and	Not Applicable

	reconventioning provisions:	
32	Consolidation provisions:	*Not Applicable*
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	Tranche 1: XS0211284491 Tranche 2: Temporary ISIN Code: XS0216180710, which applies until the Consolidation Date, thereafter as for Tranche 1.
40	Common Code:	Tranche 1: 021128449 Tranche 2: Temporary Common Code: 021618071, which applies until the Consolidation Date, thereafter as for Tranche 1.
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	*The Agents appointed in respect of the Notes are:*	*Fiscal Agent, Paying Agent and Calculation Agent:*

	Deutsche Bank AG London Amsterdam Listing Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Amsterdam Paying Agent: Rabo Securities N.V. Determination Agent: Morgan Stanley Capital Services Inc.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	

(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii)	Numbering and letters:	Not Applicable
(iii)	Whether CF-Form Notes will be issued:	No
(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
(v)	Net proceeds:	The net proceeds of the issue of the Original Notes was EUR 50,000,000. The net proceeds of the issue of the New Notes amount to approximately EUR 25,115,068
(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('Daily Official List') of Euronext Amsterdam N.V. and a daily newspaper of general

		circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 February 2005 and amended and restated on 22 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1288A

TRANCHE NO: 1

EUR 290,000,000 Callable Fixed to Index Linked Notes 2005 due 2035

Issue Price: 100.00 per cent.

Rabobank International

The date of this Pricing Supplement is 21 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1288A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 290,000,000
	(ii) Tranche:	EUR 290,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 290,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	23 March 2005
8	Maturity Date:	23 March 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing into Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 23 March 2008 the Notes shall bear interest at the Fixed Rate (the "**Fixed Rate Notes**"); and For the period from and including 23 March 2008 to but excluding the Maturity Date the Notes shall bear interest at the Floating Rate (the "**Floating Rate Notes**")
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Stock market of Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	7.00 per cent. per annum payable annually in arrear

	(ii) Interest Payment Date(s):	23 March 2006, 23 March, 2007 and 23 March 2008
	(iii) Fixed Coupon Amounts:	EUR 70.00 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – ISMA, unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 23 March to but excluding 23 March in each year
	(ii) Specified Interest Payment Dates:	Interest will be payable annually in arrear on 23 March in each year, commencing on 23 March 2009 and ending on the Maturity Date.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Rate Determination The Rate of Interest for each Interest Period is determined by the Calculation Agent in accordance with the following formula: 4 x (EUR-ISDA-EURIBOR Swap Rate-11:00 with a Designated Maturity of 10 years minus EUR-ISDA-EURIBOR Swap Rate-11:00 with a Designated Maturity of 2 years)
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
	- Designated Maturity:	As set out in 18(v) above
	- Reset Date:	The first Business Day of each Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable

	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	2.00 per cent. Per annum
	(xii)	Maximum Rate of Interest:	9.00 per cent. Per annum
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 March 2010, 23 March 2015, 23 March 2020, 23 March 2025 and 23 March 2030
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	*Other terms or special conditions:*	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

36 Additional selling restrictions:

Belgium

The Offering Circular and related documents are not intended to constitute a public offer in Belgium and may not be distributed to the Belgian public. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this (these) document(s) or commented as to its (their) accuracy or adequacy or recommended or endorsed the purchase of Notes.

The Dealer has represented and agreed that it will not:

a) offer for sale, sell or market in Belgian such Notes by means of a public offer within the meaning of the Law of 22nd April, 2003 on the public offer of securities; or

b) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14th July, 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation.

Greece

The Dealer has represented and agreed that it has not publicly offered or sold and will not publicly offer or sell any Notes, in, or to persons in, the Hellenic Republic, or engage in advertisements, notices, statements or other actions in the Hellenic Republic, with a view to attracting resident investors in the Hellenic Republic to acquire Notes. All applicable provisions of law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of Notes in, from or otherwise involving the Hellenic Republic.

Luxembourg

The Notes may not be offered, sold or delivered to the public within the Grand Duchy of Luxembourg, directly or indirectly and neither this document, nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available, or

from, or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

Portugal

The Issuer and the Dealer have represented and agreed that, in connection with their distribution, they have not offered or sold and will not offer or sell, directly, the Notes to the public in Portugal, and have not distributed or caused to be distributed and shall not distribute or cause to be distributed to the public in Portugal, the Offering Circular or any other offering material relating to the Notes, and that such offers, sells and distributions have been and shall only be made in Portugal, through private offer, to institutional investors, all as defined in and in accordance with articles 30, 109 and 110 of the Portuguese Securities Code.

Spain

The Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities.

Switzerland

No public offering may be made in Switzerland with respect to the Notes.

37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Dealer. Please note that these costs are not of a material nature

OPERATIONAL INFORMATION

39	ISIN Code:	XS0214155458
40	Common Code:	021415545
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. Calculation Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 290,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	21 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ____________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1314A
TRANCHE NO: 1
EUR 10,000,000 Fixed to EUR CMS linked Notes 2005 due 2020

Issue Price: 100 per cent.

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 31 March 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15, October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There is an additional selling restriction in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1314A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 10,000,000
	(ii) Tranche:	EUR 10,000,000
5	Issue Price:	100 per cent. Of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	Issue Date:	1 April 2005
8	Maturity Date:	1 April 2020
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate to Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate until 1 April 2010 and Floating Rate thereafter
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg Stock Exchange
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	The Rate of Interest in respect of: (i) each Interest Period falling in the period from (and including) the Issue Date to (but excluding) 1 April 2009 shall be 0.00% per annum; and (ii) the Interest Period falling in the period from (and including) 1 April 2009 to (but excluding) 1 April 2010 shall be 17.50% per annum.

(ii)	Interest Payment Date(s):	Fixed Rate Interest is payable annually in arrear on 1 April in each year commencing on 1 April 2006 to and including 1 April 2010.
(iii)	Fixed Coupon Amount [(s)]:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	The fifth Business Day prior to the Interest Payment Date for the relevant Interest Period.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Applicable
	Calculation of interest:	The Calculation Agent shall on each Determination Date: (i) determine the Rate of Interest in accordance with paragraph 17(i) above; and (ii) calculate the amount of interest payable in respect of each Note in accordance with Condition 6(i).
	Business Day Centres (Condition 1(a)):	London and TARGET
18	**Floating Rate Provisions**	Applicable
(i)	Interest Period(s):	Each Interest Period falling in the period from (and including) 1 April 2010 to (but excluding) the Maturity Date
(ii)	Specified Interest Payment Dates:	Floating Rate Interest is payable annually in arrear on 1 April in each year commencing on 1 April 2011 and ending on the Maturity Date
(iii)	Business Day Convention:	The Following Business Day Convention applies, provided that the number of days in each Interest Period shall be calculated as if the Interest Payment Dates were not subject to adjustment
(iv)	Business Centre(s) (Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each Floating Rate Interest Period shall be the rate per annum calculated by the Calculation Agent in accordance with the following formula: min [5.50%, 100% * Reference Rate] provided that the Rate of Interest shall not be less than zero. Where: "**Reference Rate**" *means* the rate calculated using ISDA Determination in accordance with the below provisions
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	*ISDA Determination (Condition 1(a)):*	*Applicable*
	- Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
	- Designated Maturity:	10 years
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions: (if different from those set out in the *Conditions*)	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	5.50 per cent. per annum
(xiii)	Day Count Fraction (Condition 1(a)):	30/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:		The Netherlands "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."
37	Cost of Issue:		Not Applicable
	(i)	Costs borne by purchasers of Notes:	Not Applicable
	(ii)	Commissions paid	Not Applicable

	intermediaries:	
	(iii) Other costs:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0215387795
40	Common Code:	21538779
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Credit Suisse First Boston International as Calculation Agent Deutsche Bank AG London as Fiscal Agent and Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.00, producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	31 March 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1312A
TRANCHE NO: 1

EUR 100,000,000 EUR CMS Linked Notes due April 01, 2020

Issue Price: 100.00 per cent.

ABN AMRO

The date of this Pricing Supplement is March 30, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2003.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland)
2.	(i) Series Number:	1312A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 100,000
7.	Issue Date:	April 01, 2005
8.	Maturity Date:	April 01, 2020
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	EUR CMS Linked Notes (further particulars specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg Stock Exchange
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**		Not Applicable
18.	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Interest Periods are quarterly from and including the Issue Date to but excluding the Maturity Date
	(ii)	Specified Interest Payment Dates:	Specified Interest Payment Dates are 1 April, 1 July, 1 October and 1 January in each year, from and including 1 July 2005 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified in paragraph 17(iii) below
	(iii)	Business Day Convention:	The Modified Following Business Day Convention shall apply for Payment Date purposes only. There will be no adjustment for Interest accrual purposes
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Conditions 1(a)):	Yes
	-	Relevant Time:	11:00 am (Frankfurt Time)
	-	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	-	Primary Source for Floating Rate:	Reuters page ISDAFIX2
	-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	-	Relevant Financial Centre:	TARGET
	-	Benchmark:	EUR CMS
	-	Representative Amount:	Not Applicable
	-	Effective Date:	Not Applicable
	-	Specified Duration:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable

-	Floating Rate Option:	Not Applicable
-	Designated Maturity:	Not Applicable
-	Reset Date:	Not Applicable
-	ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Plus 0.66 per cent. per annum (see paragraph 17(xii) below)
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Floating Rate of Interest shall be calculated as follows: {10year EUR CMS + Margin) x N/M Where: "N" means: the actual number of days in the relevant Calculation Period where the Reference Spread is at or above the 0.00 per cent. For days which are not TARGET Business Days, the Reference Spread will be taken as the Reference Spread determined for the immediately preceding TARGET Business Day "M" means: the actual number of days in the relevant Calculation Period "Reference Spread" means 10 year EUR CMS minus 2 year EUR CMS "Calculation Period" means the period beginning on (and including) the day that is five TARGET Business Days prior to the first day of each Interest Period and ending on the day that is six TARGET Business Days prior to the first day of the next succeeding Interest Period "EUR CMS" means the annual swap rate for EUR swap transactions with a maturity equal to the Designated Maturity expressed as a percentage, which appears on Reuters Page ISDAFIX2 under the heading "11AM FIX" as of 11:00 a.m. Frankfurt time on the relevant date. If such rate does not appear on Reuters

Page ISDAFIX2, the rate shall be a percentage determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m. Frankfurt time on the relevant date. For this purpose, the mid-market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating EUR interest rate swap transaction with a term equal to the Designated Maturity in a Representative Amount two TARGET Business Days with an acknowledged dealer of good credit in the swap market, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to 6 month EUR-EURIBOR-Telerate. The Agent will request the respective office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality one of the lowest)

"Reference Banks" means five leading swap dealers in the interbank market, as selected by the Agent in its sole discretion

"Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time

"Designated Maturity" means:
10 years in respect of 10year EUR CMS and 2 years in respect of 2year EUR CMS

"EUR-EURIBOR-Telerate" has the meaning given to it under the 2000 ISDA Definitions published by the International Swaps and Derivatives Association Inc.

19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**:	Not Applicable
23.	**Put Option**:	Not Applicable
24.	**Final Redemption Amount**:	EUR 100,000 per Note of EUR 100,000 specified denomination
25.	**Early Redemption Amount**:	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11)	Yes, as set out in the Conditions

	and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes**:	Bearer Notes
(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
(ii)	Applicable TEFRA exemption:	D Rules

27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET. The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:	ABN AMRO Bank N.V.
35.	Additional selling restrictions:	Not Applicable
37.	Cost of Issue:	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0214242009
40.	Common Code:	21424200
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London, as Fiscal Agent, Paying Agent and Calculation Agent

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective Yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	March 30, 2005
49.	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By: ....



Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1310A

TRANCHE NO: 1

EUR 5,620,000 Callable Range Accrual Notes 2005 due 2008

Issue Price: 100.00 per cent.

Rabobank International

The date of this Pricing Supplement is 30 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1310A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 5,620,000
	(ii) Tranche:	EUR 5,620,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	5 April 2005
8	Maturity Date:	5 April 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below, and in accordance with Annex A)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 5 April to but excluding 5 October and from and including 5 October, to but excluding 5 April in each year
	(ii) Specified Interest Payment Dates:	Interest will be payable semi-annually in arrear on 5 April and 5 October in each year, commencing on 5 October 2005 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention

(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in Annex A

19	**Zero Coupon Note Provisions**	Not Applicable
20	***Index Linked Interest Note Provisions***	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	5 April and 5 October in each year, commencing on 5 October 2005 and ending on 5 October 2007
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date

23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 10,000 per Note of EUR 10,000 Specified Denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	**Israel** Neither the offering contemplated by this Pricing Supplement nor the securities offered hereunder have been or will be registered with the securities commission of the state of Israel. Accordingly, the securities offered hereunder may not be offered or sold to the general public. The securities offered hereunder shall only be offered to, and may only be acquired by, those parties that are "accredited investors" as defined in section 15 of the securities law, 5728-1968, of the state of Israel and the rules and regulations adopted thereunder.

Spain

The Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities.

Switzerland

No public offering may be made in Switzerland with respect to the Notes.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0214980251
40	Common Code:	021498025
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agents: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. Calculation Agent: Rabobank International, Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	

	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 5,620,000
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:		Not Applicable
48	Date of Pricing Supplement:		30 March 2005
49	Date of Base Offering Circular:		15 October 2004

Signed on behalf of the Issuer:

By: ______________________________
Duly authorised

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 4.00 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 6 Month EURIBOR is within the Range, provided that the EUR 6 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 6 Month EURIBOR" means the rate for deposits in EUR for a period of 6 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 6 month EURIBOR is not available, the Calculation Agent shall determine EUR 6 Month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means:

For the period from and including 5 April 2005 to but excluding 5 October 2005:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 5 October 2005 to but excluding 5 April 2006:	0.00 per cent. (inclusive) – 3.00 per cent. (inclusive)
For the period from and including 5 April 2006 to but excluding 5 October 2006:	0.00 per cent. (inclusive) – 3.25 per cent. (inclusive)
For the period from and including 5 October 2006 to but excluding 5 April 2007:	0.00 per cent. (inclusive) – 3.50 per cent. (inclusive)
For the period from and including 5 April 2007 to but excluding 5 October 2007:	0.00 per cent. (inclusive) – 3.75 per cent. (inclusive)
For the period from and including 5 October 2007 to but excluding 5 April 2008:	0.00 per cent. (inclusive) – 4.00 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to but excluding the last day of each Interest Period.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1015A

TRANCHE NO: 1

EUR 12,500,000 Callable CMS Spread Range Accrual Coupon Notes

due 16th April, 2019

Issue Price: 100 per cent.

Banca Profilo

The date of this Pricing Supplement is 25th January 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with the terms and conditions set out in the Offering Circular dated 7th October, 2003 with respect to the Conditions of the Notes only (the "**Conditions**"), and the Offering Circular dated 15th October, 2004 (the "**2004 Offering Circular**") for all other purposes (the Conditions together with the 2004 Offering Circular, the "Offering Circular") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in the 2004 Offering Circular, there has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2003.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1015A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		EUR 12,500,000
	(i)	Series	EUR 12,500,000
	(ii)	Tranche:	EUR 12,500,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Notes.
6.	Specified Denominations:	EUR 100,000
7.	Issue Date:	16th April, 2004
8.	Maturity Date:	16th April , 2019
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate Notes, as further described in the Schedule attached hereto.
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options	Call (further particulars specified below)
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate(s) of Interest	See Schedule attached hereto
	(ii)	Interest Payment Date(s):	16th April and 16th October in each year commencing on (and including) 16th October, 2004, until (and including) the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See Schedule attached hereto
18.		**Floating Rate Provisions**	Not Applicable

19.	***Zero Coupon Note Provisions***	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable. The Notes may be redeemed on any Optional Redemption Date at the Optional Redemption Amount.
	(i) Optional Redemption Date(s):	The Optional Redemption Dates shall be each Interest Payment Date from (and including) 16th October, 2004 to (and including) 16th October, 2018.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the capitalised aggregate nominal amount of the Notes.
	(iii) *If redeemable in part:*	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole and not in part, the notice period to be not less than 5 TARGET Business Days.
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Nominal amount.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if	Yes, as set out in the Conditions.

	different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus

		delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of Dealer:	Banca Profilo
36.	Additional selling restrictions:	The Note may not be transferred except to the Dealer and/or the Issuer. The purchaser of the Note understands that no prospectus or similar disclosure document has been, or will be prepared, with respect to this Note, under the securities laws of any jurisdiction.

OPERATIONAL INFORMATION

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable
39	ISIN Code:	XS0190427236
40	Common code:	19042723
41	Any clearing system(s) other than Euroclear and Clearstream and the relevant identification number(s):	Not Applicable
42	Delivery:	
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Bear, Stearns International Limited as calculation agent (the "**Calculation Agent**")

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement	25th January, 2005
49	Date of Base Offering Circular	7th October, 2003

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

SCHEDULE

1. Rate of Interest and Interest Amount

(a) In respect of each Interest Period falling in the period from and including 16th April, 2004 to but excluding 16th April, 2005, and in respect of each Note, interest will accrue on a daily basis at a fixed rate of 6.50 per cent. per annum (subject to the Day Count Fraction) on each day of the relevant Interest Period.

(b) In respect of each Interest Period from and including 16th April, 2005 to but excluding the Maturity Date, and in respect of each Note, the Interest Amount payable on each Note shall be an amount determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

Interest Amount = Denomination x 6.00 per cent. x n/N x Day Count Fraction

where:

Denomination means an amount equal to EUR 100,000;

n means the number of Qualifying Days during the relevant Interest Period;

N means the actual number of calendar days during the relevant Interest Period;

2. Definitions

For the purposes of the Pricing Supplement, the following definitions shall apply:

CMS Spread means the sum of, determined in the sole and absolute discretion of the Calculation Agent, 30yrCMS minus 2yrCMS.

2yrCMS means a rate equal to the Floating Rate (as defined in the ISDA Definitions (as defined in Condition 1(a)) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent was acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option is "EUR-ISDA-Swap Rate";

(ii) the Designated Maturity is two years; and

(iii) the Reset Date is the first day of the relevant Interest Period,

provided that the reference in the ISDA Definitions to "the day that is two TARGET Business Days preceding that Reset Date" shall instead be deemed to be a reference to the CMS Valuation Date.

30yrCMS means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent was acting

as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option is " EUR-ISDA-Swap Rate";

(ii) the Designated Maturity is thirty years; and

(iii) the Reset Date is the first day of the relevant Interest Period,

provided that the reference in the ISDA Definitions to "the day that is two TARGET Business Days preceding that Reset Date" shall instead be deemed to be a reference to the CMS Valuation Date.

Business Day has the same meaning given to it in Condition 1(a).

Calculation Agent means Bear, Stearns International Limited.

CMS Valuation Date means, in respect of each Interest Period, each day that is a TARGET Business Day.

TARGET Business Day means a day on which the TARGET System is operating.

TARGET System means the Trans-European Automated Real-Time Gross Settlement Express Transfer System or any successor thereto.

Qualifying Day means any calendar day during the relevant Interest Period on which the CMS Spread is greater than or equal to zero, provided that:

(a) for a day other than a TARGET Business Day, the CMS Spread for such day shall be deemed to be equal to the CMS Spread for the immediately preceding TARGET Business Day; and

(b) for the five calendar days prior to (but excluding) each Interest Payment Date, the CMS Spread shall be deemed to be equal to the CMS Spread on the fifth calendar day prior to such Interest Payment Date.

3. Calculation Agent

(a) The Calculation Agent will cause the Interest Amount in respect of each Interest Period to be notified to the Issuer and the Agent and notice thereof to be published in accordance with Condition 15 as soon as possible after its determination but in no event later than the Business Day thereafter.

(b) All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Pricing Supplement and the Conditions by the Calculation Agent shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent and the Noteholders and (in the absence as aforesaid) no liability to the Issuer or the Noteholders shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 717A

TRANCHE NO: 5

EUR 125,000,000 2.625 per cent. Notes 2005 due 2006 (Tranche No. 5) to be consolidated, and form a single series with the EUR 750,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 1) which were issued on 2 June 2003, the EUR 250,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 2) which were issued on 29 July 2003, the EUR 150,000,000 2.625 per cent. Notes 2003 due 2006 (Tranche No. 3) which were issued on 5 November 2003 and the EUR 150,000,000 2.625 per cent. Notes 2004 due 2006 (Tranche No. 4) which were issued on 16 January 2004

Issue Price: 100.15 per cent.

Rabobank International

The date of this Pricing Supplement is 31 March 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the terms and conditions of the Offering Circular dated September 27, 2002, (the "Terms and Conditions") and the Offering Circular dated October 15, 2004 (the "**Offering Circular**"), save in respect of the terms and conditions contained therein, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	717A
	(ii) Tranche Number:	5
		Notes issued under this Pricing Supplement will be consolidated with and form a single series with the EUR 750,000,000 2.625 per cent. Notes 2003 due 2006 issued on 2 June 2003 under Series Number 717A, Tranche 1, details of which are included in a Pricing Supplement dated 28 May 2003, the EUR 250,000,000 2.625 per cent. Notes 2003 due 2006 issued on 29 July 2003 under Series Number 717A, Tranche 2, details of which are included in a Pricing Supplement dated 25 July 2003, the EUR 150,000,000 2.625 per cent. Notes 2003 due 2006 issued on 7 November 2003 under Series Number 717A, Tranche 3, details of which are included in a Pricing Supplement dated 5 November 2003 and the EUR 150,000,000 2.625 per cent. Notes 2004 due 2006 issued on 16 January 2004 under Series Number 717A, Tranche 4, which are included in a Pricing Supplement dated 14 January 2004 (the "**Original Notes**")
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,425,000,000
	(ii) Tranche:	EUR 125,000,000
5	(i) Issue Price:	100.15 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 126,068,493.15 (including 98 days accrued interest)
6	Specified Denominations:	EUR 1,000, EUR 10,000, EUR 100,000
7	(i) Issue Date:	6 April 2005
	(ii) Interest Commencement Date (if different from the Issue Date):	2 June 2003
8	Maturity Date:	29 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No

10	Interest Basis:	2.625 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 December in each year commencing on 29 December 2005 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	EUR 26.25 per EUR 1,000 in nominal amount, EUR 262.50 per EUR 10,000 in nominal amount, EUR 2,625.00 per EUR 100,000 in nominal amount,
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – ISMA, Unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount**	EUR 1,000 per Note of EUR 1,000 Specified Denomination, EUR 10,000 per Note of EUR 10,000 Specified Denomination, EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraph 39(i) and 40(i). Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 39(ii) and 40(ii).
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii) Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii) Dealer's Commission:	Combined Management and Underwriting Commission: 0.00 per cent. of the Aggregate Nominal Amount of the Notes and Selling Concession: 0.00 per cent. of the Aggregate Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Managers. Please note that these costs are not of a material nature.

39	(i)	Temporary ISIN Code:	XS0216195668
	(ii)	ISIN Code:	XS0169292553
40	(i)	Temporary Common Code:	21619566
	(i)	Common Code:	16929255
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		Not Applicable
42	Delivery:		Delivery against payment
43	The Agents appointed in respect of the Notes are:		Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):		Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		Applicable
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 126,068,493.15 (including 98 days accrued interest)
	(vi)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (Rabobank International)
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.

	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	2.532 per cent.
48	Date of Pricing Supplement:	31 March 2005
49	Date of Base Offering Circular:	15 October 2004. For the avoidance of doubt the Terms and Conditions of the Offering Circular dated 27 September 2002 will apply.

Signed on behalf of the Issuer:

By: 

Duly authorised